Exhibit (3)B

CERTIFICATE OF ELIMINATION
OF
THE SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
OF
ECOLAB INC.

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

To become effective as of
5:00 p.m., Eastern Standard Time,
on March 13, 2006 (the “Effective Time”)

Ecolab Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:

FIRST:  That at a meeting of the Board of Directors of the Corporation on February 24, 2006, resolutions were duly adopted setting forth the proposed elimination of the Series A Junior Participating Preferred Stock as set forth herein:

RESOLVED, that the proper officers of the Corporation be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to execute, acknowledge and file, in accordance with the provisions of the General Corporation Law of the State of Delaware, a certificate of elimination setting forth that none of the existing Series A Junior Participating Preferred Stock are outstanding, and that, as of the effective time of such certificate, none will be outstanding or be issued pursuant to the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Corporation governing such series, previously filed by the Corporation with the Secretary of State of the State of Delaware on February 26, 1986, as subsequently amended from time to time.

SECOND:  That (a) the Certificate of Designations establishing 400,000 shares of the above Series A Junior Participating Preferred Stock was filed in the office of the Secretary of State of Delaware on February 26, 1986; (b) the Certificate of Increase to increase the number of shares of such series from 400,000 to 500,000 was filed in the office of Secretary of State of Delaware on November 14, 1986; and (c) the Amended Certificate of Designations to increase the number of shares of such series from 500,000 to 1,000,000 and amend and restate the terms thereof was filed in the office of the Secretary of State of Delaware on March 11, 1996.  None of the authorized shares of the Series A Junior Participating Preferred Stock are outstanding and, as of the Effective Time, none will be outstanding or be issued thereafter.

THIRD:  That in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Restated Certificate of Incorporation is hereby amended, as of the Effective Time, to eliminate all reference to the Series A Junior Participating Preferred Stock.

FOURTH:  That in accordance with the provisions of Section 103(d) of the General Corporation Law of the State of Delaware, this Certificate of Elimination shall become effective as of 5:00 p.m., Eastern Standard Time, on March 13, 2006.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be executed by its duly authorized officer on this 27th day of February, 2006.

ECOLAB INC.

By	/s/Lawrence T. Bell
Lawrence T. Bell
Senior Vice President, General Counsel and
Secretary